Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Three Months Ended
	(Successor Basis)	(Predecessor Basis)	(Successor Basis)		Predecessor Basis
	March 30, 2003	March 31, 2002	2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001	2000	1999	1998
Net earnings from continuing operations	$7,771	$10,486	$10,092	$7,616	$37,183	$66,161	$49,893	$82,813
Add: Income tax expense	91	79	503	117	20,625	32,874	17,715	53,716
Add: Interest expense	13,550	19,373	68,354	10,638	25,441	43,244	42,926	60,215
Minority interest in net earnings of subsidiaries	—	—	—	—	—	1,230	4,896	5,493
Equity in net income of unconsolidated affiliates	—	—	—	—	—	—	—	(7,313)
Portion of rent deemed interest factor	691	735	2,930	386	2,485	3,394	3,448	3,878

Total earnings available for fixed charges	$22,103	$30,673	$81,879	$18,757	$85,734	$146,903	$118,878	$198,802

Fixed charges:
Interest expense	13,550	19,373	68,354	10,638	25,441	43,244	42,926	60,215
Portion of rent deemed interest factor	691	735	2,930	386	2,485	3,394	3,448	3,878

Total fixed charges	$14,241	$20,108	$71,284	$11,024	$27,926	$46,638	$46,374	$64,093

Ratio of earnings to fixed charges	1.6	1.5	1.1	1.7	3.1	3.1	2.6	3.1